

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2023

Eugene Yates
Chief Financial Officer
Ironstone Properties, Inc.
909 Montgomery Street
San Francisco, CA 94133

>   **Re: Ironstone Properties, Inc.**
>   **Form 10-K for fiscal year ended Decemebr 31, 2022**
>   **Filed May 17, 2023**
>   **File No. 000-12346**

Dear Eugene Yates:

We issued comments to you on the above captioned filing on September 14, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 23, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction